Mail Stop 3561

June 11, 2007

Via U.S. Mail and Facsimile

Morten Arntzen
Chief Executive Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

> **RE:** **Overseas Shipholding Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
>
> **File No. 001-06479**

Dear Mr. Arntzen:

We have reviewed your filing solely for the issues identified below and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 64

Reference is made to your earnings per share information. In this regard, for each period for which a consolidated statement of operations is presented, please disclose in future filings and provide us with the disclosures outlined in paragraphs 40 and 41 of SFAS No. 128.

Note G – Capital Construction Fund, page 78

It appears from your disclosure that you sold all your available-for-sale securities in 2006. In this regard, please disclose in future filings and provide us with the disclosures outlined in paragraphs 21(a) and (b) of SFAS No. 115.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Myles R. Itkin, Chief Financial Officer